UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[Mark One]

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 01-13697
MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the Plan)
MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)
P. O. Box 12069, 160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Index to Financial Statements, Supplemental Schedules and Exhibits

Item

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Plan Benefits for the Years ended December 31, 2007 and 2006

Notes to Financial Statements

Schedule H, Line 4i — Schedule of Assets (Held at Year End) — December 31, 2007

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions — Year Ended December 31, 2007

Signatures

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Plan Administrator
Mohawk Carpet Corporation
   Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP

Atlanta, Georgia
June 27, 2008

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Plan’s interest in Master Trust, at fair value (notes 1 and 4)	$171,978,517	—
Investments, at fair value (notes 1 and 4)	—	110,399,258
Loans to participants (notes 1 and 4)	14,174,927	13,950,010
Receivables from pending security transactions (note 2)	—	55,867,902
Contributions receivable from employer	114,724	212,974
Contributions receivable from participants	266,265	497,336

Net assets available for plan benefits, at fair value	186,534,433	180,927,480
Adjustment from fair value to contract value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	693,164	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	2,353,191

Net assets available for plan benefits	$187,227,597	183,280,671

See accompanying notes to financial statements.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Interest and dividends	$1,017,001	6,793,306
Plan’s interest in income of Master Trust (notes 1 and 4)	9,984,264	—
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	—	4,394,730
Common collective funds	—	2,024,559
Mohawk Industries, Inc. common stock	—	(3,123,996)

Net investment income	11,001,265	10,088,599
Contributions from employer	9,151,057	8,625,472
Contributions from participants	15,501,340	13,958,171

Total additions	35,653,662	32,672,242

Deductions:
Participants’ benefits	30,975,431	23,950,617
Administrative expenses	167,821	267,001

Total deductions	31,143,252	24,217,618

Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet Corporation Plans	4,510,410	8,454,624

Transfers:
Transfers from other plans (note 7)	213,026	1,567,328
Transfers to other plans (note 7)	(776,510)	(2,692,488)

Net transfers to other plans	(563,484)	(1,125,160)

Net increase in net assets available for plan benefits	3,946,926	7,329,464

Net assets available for plan benefits at beginning of year	183,280,671	175,951,207

Net assets available for plan benefits at end of year	$187,227,597	183,280,671

See accompanying notes to financial statements.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) in preparing its financial statements.
(a) Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Certain reclassifications have been made to the 2006 financial statements to conform with 2007 presentation.
(b) Investments
The Mohawk Carpet Corporation Retirement Savings Plan and Mohawk Carpet Corporation Retirement Savings Plan II Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2007, the Plan’s investments consist of its interest in the investments of the Master Trust and loans receivable from participants. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet Corporation defined-contribution plan share a trust (see note 4). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.
The Master Trust investments in registered investment companies and common stock are stated at fair value. Loans to participants are stated at cost, which approximates fair value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value. The Plan’s interest in common collective funds is valued based on information reported by the Plan’s trustee using financial statements of the common collective funds at year end. These investments are maintained in the Stable Value Fund of the Master Trust as of December 31, 2007. The statements of net assets available for plan benefits present the fair value of the common collective funds as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade-date basis.
The Plan presents in the statement of changes in net assets available for benefits the Plan’s interest in income of the Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments. For periods presented prior to the establishment of the Master Trust on January 1, 2007, realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments.
The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).
(c) Fair Value of Financial Instruments
The Plan believes that the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.
(2) Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan and covers all hourly employees, except employees in the Karastan Bigelow Group and the Lauren Park Mill Group, of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of 90 days of service.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) and DWS Trust Company were the Trustees of the Plan as of and for the years ended December 31, 2007 and 2006, respectively. On January 1, 2007, Fidelity was designated as Trustee of the Plan. In connection with the change in Trustee certain investments were liquidated prior to December 31, 2006 in anticipation of a transfer of funds to Fidelity in January 2007. These pending sale transactions resulted in a net receivable due to the Plan of $55,867,902 as of December 31, 2006.
(b) Contributions
Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants other than employees of Dal-Tile International, Inc., the Company provides 50% matching contributions up to the first 4% of each participant’s gross compensation contributed to the Plan and an additional match of $0.25 for every $1.00 of participant contributions in excess of 4% up to a maximum of 6%. The employer match for participants employed by Dal-Tile International, Inc. is 50% up to the first 6% of each participant’s gross compensation contributed to the Plan.
The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. Discretionary employer profit sharing contributions of $2,728,541 and $2,966,491, respectively, were made to the Plan during the years ended December 31, 2007 and 2006. Subsequent to December 31, 2007, the Company approved and contributed $2,066,276 as a discretionary contribution to the Plan; such amount will be recorded as a contribution in 2008.
(c) Participant Accounts
Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts monthly based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.
Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(d) Distributions to Participants
Upon termination of employment, the participant’s account shall be distributed in a lump-sum cash payment as soon as administratively practicable.
Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.
Benefits are recorded when paid.
(e) Vesting
Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company’s matching and discretionary contributions after one year of service. Prior to January 1, 2001, those participants in the Plan vested immediately in the Company’s matching and discretionary contributions.
Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. In 2007 and 2006, employer contributions were reduced by forfeitures of $298,130 and $31,854, respectively.
(f) Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.
(3) Transactions with Parties in Interest
As of December 31, 2007, the Master Trust holds investments in Mohawk Industries, Inc. common stock and registered investment companies and common collective funds that are sponsored by the Trustee. At December 31, 2006, the Plan held investments sponsored by the Trustee with a current value of $78,470,781. The Plan also held investments in 227,080 shares of Mohawk Industries, Inc. common stock with a current value of $16,999,209 at December 31, 2006.
(4) Investments
At December 31, 2007, the Plan’s interest in the assets of the Master Trust was approximately 32%.
Master Trust net assets as of December 31, 2007 are as follows:

2007
Investments, at fair value:
Cash and equivalents	$55,928
Interest bearing cash	4,274,347
Mohawk Industries, Inc. common stock	40,974,048
Registered investment companies	353,487,318
Common collective funds	181,467,063
Other payables, net	(89,001)

Net assets, at fair value	$580,169,703

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan year ended December 31, 2007 are as follows:

2007
Interest and dividends	$231,221
Net appreciation in fair value of investments:
Mohawk Industries, Inc. common stock	1,075,460
Registered investment companies	28,090,334
Common collective funds	4,143,920

Total additions	33,540,935
Expenses	176,397

Net increase in net assets before transfer of assets	33,364,538

Transfer of assets in to investment account	615,417,735
Transfer of assets out of investment account	68,612,570

Net transfer of assets in to investment account	546,805,165

Net increase in net assets	580,169,703
Net assets at beginning of year	—

Net assets at end of year	$580,169,703

The following investments represent 5% or more of the plan assets at December 31, 2007 and 2006:

	2007	2006
Plan’s interest in Master Trust	$171,978,517	—
Mohawk Industries, Inc. common stock	—	16,999,209
Common collective funds:
DWS Stable Value Fund	—	77,484,616
Loans to participants	14,174,927	13,950,010
All of the Plan’s investments are held by a party in interest to the Plan.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(5) Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
(6) Plan Termination
While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of plan termination, participants will become 100% vested in their accounts.
(7) Transfers from/to Other Plans
During 2007 and 2006, due to changes in employment status, $213,026 and $1,567,328, respectively, were transferred from the Mohawk Carpet Corporation Retirement Savings Plan II to the Plan.
During 2007 and 2006, due to changes in employment status, $776,510 and $2,692,488, respectively, were transferred to the Mohawk Carpet Corporation Retirement Savings Plan II from the Plan.
(8) Prohibited Transactions
During 2007, the Plan sponsor inadvertently failed to deposit $756,988 of participant deferrals within the required timeframe as stated by the United States Department of Labor (DOL). The DOL considers late deposits to be prohibited transactions. The Plan sponsor will file a Form 5330 and pay all applicable excise taxes. The excise tax payments will be made from the Plan sponsor’s assets and not from assets of the Plan.
(9) Reconciliation to 5500
The following schedule reconciles amounts per the accompanying financial statements to Form 5500 for December 31, 2007:

2007
Net assets available for plan benefits per the accompanying financial statements	$187,227,597
Adjustment from contract value to fair value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	(693,164)

Net assets available for plan benefits per Form 5500	$186,534,433

Net increase in net assets available for plan benefits before transfers to/from other Mohawk Carpet Corporation Plans per the accompanying financial statements	$4,510,410
Adjustment from contract value to fair value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	(693,164)

Net increase in net assets available for plan benefits per Form 5500	$3,817,246

(10) Recent Accounting Pronouncements
The Plan adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS 157 is effective for fiscal years beginning on or after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Plan’s financial statements or supplemental schedules.

Schedule I
MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		Current
Identity of issue	Description of investment	value
*Plan’s interest in Master Trust		$171,978,517
*Loans to participants	(1)	14,174,927

	Total	$186,153,444

*	Represent parties in interest to the Plan.

(1)	Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through November 15, 2017. Interest rates range from 5.00% to 10.25% on loans outstanding.
See accompanying report of independent registered public accounting firm.

Schedule II
MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year Ended December 31, 2007

Total that Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions
$756,988	$756,988
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Carpet Corporation Retirement Savings Plan
(Full Title of the Plan)

Dated: June 27, 2008	By:	/s/ Jerry L. Melton
Vice President, Human Resources

EXHIBIT INDEX
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm